Exhibit 99.1

Yintech Announces Acquisition of OTS Capital Management in Hong Kong and Addition of Senior Asset Management Professionals

Acquisition strengthens asset management market presence and enhances ability to address growing demand from high net-worth Chinese and overseas investors for global investment opportunities

SHANGHAI, Dec. 20, 2018 /PRNewswire/ — Yintech Investment Holdings Limited (NASDAQ: YIN) (“Yintech” or the “Company”), a leading provider of investment and trading services for individual customers in China, today announced that Forthright Financial Holdings Company Limited, a wholly owned subsidiary of Yintech, has acquired OTS Capital Management Co., Ltd. (“OTS”), a Securities and Futures Commission (“SFC”) registered asset management firm based in Hong Kong that focuses on fundamental and value investment strategies in secondary market.

Established in 2015, OTS is a licensed corporation permitted to carry out Type 4 regulated activity (advising on securities) and Type 9 regulated activity (asset management) under the Securities and Futures Ordinance. OTS is regulated by the SFC and provides asset management services to individual and institutional customers for a variety of financial products traded on global capital markets, including stocks, bonds, ETFs and commodities. OTS generates revenues from recurring management fees and performance-based fees for the funds and products that it manages.

This transaction is the next step in Yintech’s strategy to diversify its securities products and services offerings and directly complements Yintech’s existing RMB asset management business following the acquisition of domestic asset management and overseas securities businesses in the fourth quarter of 2017. The acquisition is also a testament to the Company’s strong execution of its visionary investments in new highly-promising business areas that will help Yintech generate sustainable growth in the future. By integrating OTS, Yintech is now able to provide financial services across a wide range of financial products including foreign-currency denominated long-short funds, investment manager in China’s secondary market, overseas securities brokerage services, and spot and futures commodities trading services in China.

OTS is operated by global industry professionals from countries and regions including Asia, Europe, and North America that have extensive investment and fund management experience as well as strong track record at recognized global financial institutions. OTS currently has three Responsible Officers, fully in compliance with SFC regulations.

“Leveraging our strong existing RMB asset management capabilities which have performed very well, this acquisition expands our investment platform and is expected to result in value creation for our shareholders through cost and management synergies such as technology, operations, investment support and client service, across a broader base of assets. It will further diversify our existing portfolio of securities services with the addition of quality investment teams and products and provide us entry into diverse global investment markets which have become increasingly attractive for Chinese high net worth investors that look to spread risks and increase financial asset yield,” commented Mr. Wenbin Chen, Chairman and Chief Executive Officer of Yintech.

“OTS will provide a new and unique opportunity for Yintech to offer mainland China and overseas investors access to a broad array of investment solutions, including a full spectrum of traditional and potentially cutting-edge innovative financial products and research and advice capabilities. For almost a decade we have worked hard to deliver the highest quality client services and this acquisition will enable us to continue to deliver on this commitment and expand the Company’s role as a leading provider of investment and trading services for individual customers.”

Safe Harbor Statement

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire and retain its customers; the Company’s diversification of its business among different commodity exchanges; the adjustments in commissions and other fees set by relevant commodity exchanges; the Company’s ability to constantly upgrade its technology platform and software; general market conditions of online spot commodity trading industry and stock market; intense competition among service providers in this industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s annual report on Form 20-F for the year ended December 31, 2017. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Yintech

Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual customers in China. Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, Yintech is focused on the provision of gold and other commodities trading services, securities advisory services, securities information platform services, overseas securities trading services and asset management services.

For investor and media inquiries, please contact:

Yintech

Yvonne Young
Phone: +86 21 2028 9009 ext 8270
E-mail: ir@yintech.cn

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com